UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BioSpecifics Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS The Duke Endowment
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON EP

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS Gothic HSP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS DUMAC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS Blackwell Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

BioSpecifics Technologies Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Wilbur Street

Lynbrook, NY 11563

Item 2(b).	Name of Person Filing:

Duke University

The Duke Endowment

Employees’ Retirement Plan of Duke University

Gothic HSP

DUMAC, Inc.

Blackwell Partners LLC

Item 2(b).	Address of Principal Business Office:

Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

The Duke Endowment

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Employees’ Retirement Plan of Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Gothic HSP

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Blackwell Partners LLC

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Item 2(c).	Citizenship:

Duke University

North Carolina

The Duke Endowment

North Carolina

Employees’ Retirement Plan of Duke University

North Carolina

Gothic HSP

North Carolina

DUMAC, Inc.

North Carolina

Blackwell Partners LLC

Delaware

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

090931106

CUSIP No. 090931106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(d)(1)(ii)(J).

(k)	☐	Group, in accordance with 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

DUMAC, Inc. (“DUMAC”), Duke University, The Duke Endowment, the Employees’ Retirement Plan of Duke University, Gothic HSP, and Blackwell Partners LLC (collectively, the “Reporting Persons”) have previously filed a Schedule 13G to report shares of Common Stock, par value $.001 per share (the “Common Stock”) of BioSpecifics Technologies Corp., a Delaware corporation (the “Issuer”). As of December 31, 2014, the Reporting Persons no longer beneficially owned any shares of Common Stock of the Issuer.

DUMAC is a North Carolina non-profit corporation. DUMAC manages the investment of endowment and other assets of Duke University, The Duke Endowment, and the Employees’ Retirement Plan of Duke University. DUMAC does not hold legal title to its clients’ assets. The members of the board of directors of DUMAC are appointed by the executive committee of the board of trustees of Duke University.

Blackwell Partners LLC (“Blackwell”) is a Delaware limited liability company through which Duke University, The Duke Endowment, the Employees’ Retirement Plan of Duke University, and Gothic HSP make certain of their segregated account investments. Each of Duke University, The Duke Endowment, the Employees’ Retirement Plan of Duke University, Gothic HSP, and Blackwell receive investment management services from DUMAC.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Blackwell Partners LLC

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Gothic HSP

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of BioSpecifics Technologies Corp., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 17, 2015.

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Blackwell Partners LLC

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Gothic HSP

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.